UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of      September 10, 2004.

Commission File Number      33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

10 September 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited: Annual Report

I attached copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes, which were issued from 5 May 2003 to 27 June 2003.

Yours sincerely

/S/ HELEN GOLDING

Helen Golding
Company Secretary/Group Legal Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST
TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

10 September 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited — Annual Report 2004

In accordance with Listing Rule 10.5.1, I enclose for lodgement a copy of the Goodman Finance Limited 2004, Annual Report dated 9 September 2004, incorporating the financial statements of the Company and the auditors’ report thereon for the financial year ended 30 June 2004.

The Annual Report is in final terms as prepared for printing and will be posted to holders of the Capital Notes on 27 September 2004.

Yours faithfully

/S/ HELEN GOLDING

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

2004 ANNUAL REPORT

DIRECTORY

DIRECTORS

Graeme R Hart (Chairman)
Thomas J Degnan
Allen P Hugli
Bryce M Murray

AUDIT COMMITTEE

Graeme R Hart
Thomas J Degnan

REGISTERED OFFICE

Level 3
Goodman Fielder House
Cnr Springs & East Tamaki Roads
East Tamaki
Auckland
New Zealand

Contact:
Company Secretary
Burns, Philp & Company Limited
GPO Box 543
Sydney NSW 2001
Australia
Telephone: +61 2 9259 1111
Facsimile: +61 2 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

AUDITORS

KPMG

CAPITAL NOTES REGISTRAR

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92119, Auckland 1020)
New Zealand
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

 i

 ii

CHAIRMAN’S REPORT

The Directors of Goodman Finance Limited (Goodman Finance) present the annual report on the results of Goodman Finance for the 12 months to 30 June 2004. Goodman Finance was incorporated on 9 December 2002. Therefore, the results relating to the comparative financial period ended 30 June 2003 covers a period of six months and 22 days.

Subsidiary of Burns, Philp & Company Limited

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It is a special purpose company, incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp and certain of its subsidiaries (the Burns Philp Group) in order to fund Goodman Finance paying interest on the Capital Notes.

Goodman Finance has reported a profit of $1.417 million for the year ended 30 June 2004 (compared to a loss of $1.515 million for the 9 December 2002 to 30 June 2003 period). This is as a result of interest revenue generated on intercompany loans during the financial year.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

On 22 July 2004 Burns Philp announced that it had reached agreement with Associated British Foods plc (ABF) for the sale of its Yeast and Bakery Ingredients group and Herbs and Spices business (Businesses) for US$1.35 billion. The sale of the Herbs and Spices business completed on 3 September 2004. The sale of the Yeast and Bakery Ingredients group is expected to settle by 30 September 2004, subject to satisfaction of certain conditions precedent.

Tone Brothers, Inc, Burns Philp Food Inc, New Zealand Food Industries Limited and Mauri Yeast Australia Pty Limited, each as an indirectly wholly-owned subsidiary of Burns Philp, will be sold as part of the sale of the Businesses. Each of these subsidiaries has guaranteed the indebtedness of Goodman Finance under the Trust Deed by entering into a local law guarantee dated 30 April 2003 (collectively the Guarantees). On completion of each of the transactions, the entities being sold will be released from the Guarantees.

Burns, Philp & Company Limited full year results

Burns Philp is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. The Group operates internationally with leading products and brands enjoying significant market shares in each of their principal markets.

Burns Philp has completed a successful year with respect to both operating results and strategic initiatives. This has included the integration and restructuring of Goodman Fielder, together with the announcement of the sale of the Group’s Yeast and Bakery Ingredients and Herbs and Spices businesses.

CHAIRMAN’S REPORT (Continued)

These initiatives have transformed the Group into a position where future earnings will be significantly higher than they might otherwise have been, the portfolio of businesses enhanced and the Group’s financial position strengthened, leaving them well placed to continue to grow as opportunities are identified.

Burns Philp Financial Highlights

	30 June 2004	30 June 2003
Year Ended	A$ million	A$ million
Revenue from sale of goods and rendering of services	3,354.9	1,887.2

EBITDA before individually significant items:
Goodman Fielder	350.9	79.7
Yeast/Bakery	191.2	195.2
Herbs & Spices	43.2	64.8
Terminals	—	3.2
Vinegar	—	5.6
Corporate	(17.0)	(13.2)

EBITDA before individually significant items	568.3	335.3
Individually significant items:
Goodman Fielder restructuring costs	(31.6)	(48.7)
Recovery of Bartter vendor finance loan	30.0	—
Unrealised foreign currency gain	56.5	139.1
Gain on sale of properties	29.2	6.6
Fleischmann’s Latin America restructuring costs	—	(3.3)
Gain on sale of Terminals	—	40.7
Gain on sale of Vinegar	—	10.9
Deferred borrowing costs expensed	—	(32.6)

EBITDA	652.4	448.0
Depreciation	(117.7)	(73.2)
Amortisation of goodwill and other intangibles	(95.6)	(35.1)

EBIT	439.1	339.7
Net borrowing costs	(281.8)	(156.8)
Income tax	(40.8)	(8.6)
Outside equity interests	(5.6)	(4.3)

Net profit attributable to Burns, Philp & Company Limited shareholders	110.9	170.0

The Goodman Fielder operating result improved significantly to A$350.9 million EBITDA, largely reflecting the impact of the value add initiatives undertaken during the course of the year. The Yeast and Bakery Ingredients businesses produced a satisfactory result, with EBITDA of A$191.2 million meeting Burns Philp’s expectations. The result of the Herbs and Spices business was negatively affected by movements in foreign currency exchange rates and by the loss of business part way through the 2003 financial year, which was fully reflected in the 2004 year.

CHAIRMAN’S REPORT (Continued)

The Burns Philp Group recognised a number of individually significant items during the period. These totalled a net gain of A$84.1 million and included:

•	an unrealised foreign currency exchange rate gain of A$56.5 million arising on the translation of the proportion of the Group’s US dollar denominated borrowings that are unhedged;

•	restructuring costs of A$31.6 million relating to the Goodman Fielder businesses;

•	proceeds of A$30.0 million from the recovery of vendor finance loans to Bartter, the purchaser of Goodman Fielder’s former poultry business; and

•	a gain on sale of properties totalling A$29.2 million.

Depreciation and amortisation expenses increased due to the inclusion for the full year of the businesses acquired.

Net borrowing costs increased as the acquisitions were largely debt funded. The Group has capitalised the costs associated with establishing its various finance facilities and amortises these costs over the life of the facilities. Included in the current year’s interest expense is a non-cash charge of approximately A$24.0 million relating to the amortisation of these establishment costs.

The Group’s tax expense has increased as it generates more assessable income, particularly in jurisdictions where the absolute tax rates are higher or the Company does not have the benefit of tax losses. Looking forward, the Group still has tax losses available to it in both Australia and the United States.

Net profit for the year ended 30 June 2004 was A$110.9 million, down from A$170.0 million last year. The decline is primarily due to the various factors addressed in the above commentary.

During the year approximately A$162.0 million of indebtedness was repaid. Operating cash flows, excluding restructuring costs, increased and Burns Philp received an additional A$50.2 million of equity proceeds arising from the exercise of options prior to their expiry in August 2003.

The Burns Philp businesses have generally performed in accordance with expectations and the Group’s financial position, both with respect to liquidity and balance sheet strength, remains sound.

Activities of Goodman Finance

The principal activity of Goodman Finance has been to act as a conduit for receiving interest from Burns Philp companies in order to fund Goodman Finance paying interest on the Capital Notes. Goodman Finance also acts as a guarantor of the obligations of other companies in the Burns Philp Group under certain senior debt agreements to which the Burns Philp Group is party and provides security for its obligations in respect of those senior debt agreements. Details of the senior debt agreements and obligations of Goodman Finance in respect of those agreements are set out in Note 15 to the financial statements.

Capital Notes

Goodman Finance has issued $212.5 million Capital Notes, comprising $173.684 million of the 9.75% Five Year Capital Notes (the 2008 Capital Notes) and $38.816 million of the 9.95% Eight Year Capital Notes (the 2011 Capital Notes).

Quotation and trading of the Capital Notes on the New Zealand Exchange Limited (NZX) commenced on 1 July 2003.

CHAIRMAN’S REPORT (Continued)

Payment of Interest

Interest accrued on the Capital Notes on a daily basis from the dates of allotment, ranging from 5 May 2003 to 27 June 2003. The initial interest payments were paid on 15 December 2003 in respect of the 2008 Capital Notes and 15 November 2003 in respect of the 2011 Capital Notes. Subsequent interest payments are payable quarterly in arrears in respect of each tranche of the Capital Notes on the relevant Interest Dates:

•	15 March, 15 June, 15 September and 15 December in respect of the 2008 Capital Notes; and

•	15 February, 15 May, 15 August and 15 November in respect of the 2011 Capital Notes.

Yours sincerely

/S/ GRAEME HART

Graeme Hart
Chairman
10 September 2004

STATUTORY INFORMATION

Goodman Finance is a wholly-owned subsidiary of Burns Philp. Goodman Finance’s Capital Notes were listed on the NZX on 1 July 2003. Goodman Finance does not have, and did not have during the financial year to 30 June 2004, any subsidiaries.

Board of Directors

The Directors of Goodman Finance in office and each of their professional qualifications, experience and special responsibilities as at 30 June 2004 and the date of this report are:

Name and Qualifications	Age	Experience and Special Responsibilities
Graeme Hart MBA	49	Chairman. Appointed to the Board of Goodman Finance Limited on 9 April 2003. Member of the Audit Committee. Mr Hart was appointed Deputy Chairman of Burns Philp in September 1997 and Chairman on 9 September 2004. Previously Mr Hart has been Chairman of Whitcoulls Group Limited, a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is Chairman of Rank Group Limited, a private investment company, and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. New Zealand Dairy Foods is a consumer foods group, which manufactures and markets a range of dairy products in New Zealand. Mr Hart is also a director of a number of private investment companies.

Allen Hugli BCom	41	Director. Appointed to the Board of Goodman Finance Limited on 9 December 2002. Mr Hugli was appointed Chief Financial Officer of Burns Philp in November 1999. Prior to becoming Chief Financial Officer, he acted as Group Financial Controller. Prior to joining Burns Philp, Mr Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr Hugli was formerly employed by Mr Hart’s private investment company, Rank Group Limited.

Thomas Degnan BA	56	Director. Appointed to the Board of Goodman Finance Limited on 9 December 2002. Member of the Audit Committee. Mr Degnan was appointed Chief Executive Officer and Managing Director of Burns Philp in September 1997. Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer. Mr Degnan is also a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

STATUTORY INFORMATION (Continued)

Board of Directors (continued)

Name and Qualifications	Age	Experience and Special Responsibilities
Bryce Murray CA, BMS	47	Director. Appointed to the Board of Goodman Finance Limited on 15 March 2004. Mr Murray was appointed a director of Burns Philp in June 2003. Mr Murray is a senior executive of Rank Group Limited and has been employed by Rank Group Limited since 1996. Mr Murray is also a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. Mr Murray was previously a partner with Deloitte Touche Tohmatsu. In 1992 he became the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart).

Disclosure of Directors’ Relevant Interests

as at 30 June 2004 and the date of this report

				Burns Philp
			Burns Philp	Converting
	2008 Capital Notes	2011 Capital Notes	Ordinary Shares	Preference Shares
G R Hart(a)	—	—	1,091,671,101	537,644,211
T J Degnan	—	—	3,391,050	619,122
A P Hugli	20,000	—	210,571	100,000
B M Murray	—	—	—	—

(a) Interests registered in the names of Millstreet Investments Limited and Kintron Developments Limited which are wholly owned subsidiaries of Rank Group Limited which is wholly owned by Mr Hart.

Distribution of Subordinated Capital Noteholders and Capital Note Holdings

as at 31 July 2004 (minimum holding is 5,000 Capital Notes of a tranche)

2008 Capital Notes

	Number of noteholders	Number of notes
Size of holding
5,000 – 9,999	1,913	10,450,000
10,000 – 49,999	4,572	80,826,000
50,000 – 99,999	519	28,326,000
100,000 – 499,999	198	28,032,000
500,000 – 999,999	6	3,925,000
1,000,000 and over	10	22,125,000

Total	7,218	173,684,000

Geographical distribution
New Zealand	7,175	172,480,000
Rest of world	43	1,204,000

Total	7,218	173,684,000

STATUTORY INFORMATION (Continued)

2011 Capital Notes

	Number of noteholders	Number of notes
Size of holding
5,000 – 9,999	389	2,108,000
10,000 – 49,999	996	17,995,000
50,000 – 99,999	128	7,068,000
100,000 – 499,999	57	8,095,000
500,000 – 999,999	2	1,080,000
1,000,000 and over	2	2,470,000

Total	1,574	38,816,000

Geographical distribution
New Zealand	1,559	38,087,000
Rest of world	15	729,000

Total	1,574	38,816,000

20 Largest Registered Holders of 2008 Capital Notes

as at 31 July 2004

	Number	%
New Zealand Central Securities Depository Limited	7,440,000	4.28
Custodial Services Limited (A/c 3)	2,198,000	1.26
Investment Custodial Services Limited (A/c C)	2,137,000	1.23
First NZ Capital Custodians Limited	2,067,000	1.19
Lane Capital Group Limited	2,000,000	1.15
ASB Nominees Limited (A/c 677680)	1,728,000	0.99
Aorangi Laboratories Limited	1,500,000	0.86
Graeme Laurence Beckett & Janine Dale Beckett & Alan Murray Paterson	1,055,000	0.60
Annette Sylvia Presley & Malcolm Stuart Dick	1,000,000	0.57
Jarden Investments Limited	1,000,000	0.57
Custodial Services Limited (A/c 2)	917,000	0.52
First NZ Capital Custodians Limited (DRP NZ)	908,000	0.52
Manchester Unity Friendly Society	600,000	0.34
The Nursing Sisters of the Little Company of Mary Trust Board	500,000	0.28
New Star One Limited	500,000	0.28
Colman Securities Limited	500,000	0.28
Investment Custodial Services Limited (A/c 300000549)	492,000	0.28
ASB Nominees Limited (A/c 130004)	480,000	0.27
Stephen Barry Fisher & Jeffrey Robert Morrison	400,000	0.23
Masterportfolio Nominees Limited	342,000	0.19

Total	27,764,000	15.89

STATUTORY INFORMATION (Continued)

20 Largest Registered Holders of 2011 Capital Notes

as at 31 July 2004

	Number	%
Graeme Laurence Beckett & Janine Dale Beckett & Alan Murray Paterson	1,470,000	3.78
Rect Funds Management Limited	1,000,000	2.57
Custodial Services Limited (A/c 3)	580,000	1.49
Woolf Fisher Trust Inc	500,000	1.28
Graeme Laurence Beckett	420,000	1.08
First NZ Capital Custodians Limited	305,000	0.78
Burgoyne Phillip Owen	300,000	0.77
Hamilton Holdings Limited	250,000	0.64
Geoffrey Franklin Hawkins & Carole Anne Hawkins	225,000	0.58
Dunedin Diocesan Trust Board-Income Fund	215,000	0.55
John Glanville Miller	200,000	0.51
Somsmith Nominees Limited	200,000	0.51
Gerard Kline	200,000	0.51
Helen Nancy Spratt	200,000	0.51
Jonathan William Fitzgerald Watters & Rachel Maryann Watters & Owen Stephen Winter	200,000	0.51
Jack Philip Goldsmith & Mercia Leah Goldsmith	200,000	0.51
Mark Bradbury Horton & Gillian Horton	200,000	0.51
David Anderson Smith & Kathryn May Smith & Graeme Albert Smaill	200,000	0.51
Ian Richard Seddon	170,000	0.43
Steven John Payne	160,000	0.41

Total	7,195,000	18.44

Substantial Security Holders

as at 31 July 2004

According to notices received by Goodman Finance, there was one substantial security holder (as defined by the Securities Markets Act 1988) as at 31 July 2004 and it had the following number of voting securities shown against its name:

	Number of
	ordinary shares	%
Burns, Philp & Company Limited	100	100.00

	100	100.00

At 31 July 2004 the total number of issued voting securities of Goodman Finance was 100.

Interests Register

There have been additions to the Goodman Finance interest register during the financial year to reflect that Messrs Degnan, Hart and Hugli hold relevant interests in Burns Philp, being a related body corporate. This disclosure was made to Goodman Finance Limited in response to the amendments made to the Securities Markets Act 1988 which came into effect on 3 May 2004. Details are set out on page 8.

STATUTORY INFORMATION (Continued)

Specific Disclosure of Interest in any Transaction.

No notices have been received during the financial period.

NZX Waivers

The following waivers have been granted by the NZX and remained applicable as at 30 June 2004.

Minimum Holding

The NZX has granted Goodman Finance a waiver to allow the minimum holding of a tranche of Capital Notes to be Capital Notes with an aggregate principal amount of $5,000.

Transfer Restrictions

The NZX has granted Goodman Finance a waiver from Listing Rule 11.1.1 in relation to the provisions in the Capital Notes Trust Deed dated 30 April 2003 that require that Capital Notes be transferred in minimum principal amounts of $1,000 per Tranche (or any lesser amount approved by Goodman Finance).

Extension to Annual Report Issue Date

The NZX has granted Goodman Finance a waiver from Listing Rule 10.5.1 to the extent that it will allow Goodman Finance to issue its annual report within 17 weeks of the end of its financial year. This extended period matches the period applicable to Burns Philp under the ASX Listing Rules.

Directors’ Remuneration

No Director or former Director was paid or is entitled to receive any remuneration or any other benefits from Goodman Finance for acting as a Director or in any other capacity with respect to the financial year to 30 June 2004.

Auditors’ Remuneration

Goodman Finance has agreed to pay KPMG $25,000 in audit fees for the financial year to 30 June 2004. Those fees will be paid at the completion of the audit. In addition to the statutory audit, in accordance with the Notes Trust Deed, KPMG as auditors are required to report on certain debt covenant compliance matters. Fees in relation to this amount to $10,000. Other than these matters KPMG has not provided any other services to Goodman Finance during the financial year and accordingly no other fees have been paid to KPMG by Goodman Finance or any other entity in the Burns Philp Group with respect to services provided to Goodman Finance.

KPMG also provides audit and other services to the Burns Philp Group. Details of these services and payments for the year ended 30 June 2004 are set out in Note 3 to the Financial Statements of Burns Philp in its 2004 Annual Report.

Employees’ Remuneration

Goodman Finance does not have, and did not have, any employees during the financial year to 30 June 2004.

Donations

Goodman Finance has not made any donations during the financial year to 30 June 2004.

STATUTORY INFORMATION (Continued)

Credit Rating

Neither Goodman Finance nor the Capital Notes currently have a credit rating.

Enforcement Action by NZX

No enforcement action has been taken by the NZX during the financial year to 30 June 2004 under Listing Rule 5.4.2.

This annual report is dated 10 September 2004 and is signed on behalf of the Board of Goodman Finance Limited by:

/S/ GRAEME HART	/S/ THOMAS DEGNAN

Graeme Hart	Thomas Degnan
Chairman	Director

CORPORATE GOVERNANCE STATEMENT

Goodman Finance, as a wholly-owned subsidiary of Burns Philp, is subject to a number of corporate governance policies and procedures which are described in the Annual Report of Burns Philp.

Below are key corporate governance practices followed by the Board of Goodman Finance. These practices were in place since its incorporation and for the whole of the financial year, unless otherwise stated.

Board responsibilities

The Board is responsible for the overall corporate governance of Goodman Finance. Three of the Directors of Goodman Finance are also Directors of Burns Philp and in such capacity are in a position to monitor the performance of Burns Philp management and ensure internal controls and reporting procedures, as they impact on the activities of Goodman Finance, are adequate and effective.

Composition of the Board

The names of the Directors of Goodman Finance in office at the date of this statement are set out on page 7 of this report. Procedures for the operation of the Board, including the appointment and removal of directors, are governed by the Company’s Constitution.

The Board is comprised of two executive Directors and two non-executive Directors.

Independent professional advice

All of the Directors may, in the furtherance of their duties, obtain independent professional advice at Goodman Finance’s expense.

Audit Committee

The Board’s Audit Committee was constituted on 29 August 2003. The Audit Committee is comprised of one executive Director and one non-executive Director.

The primary function of the Audit Committee is to provide advice to the Board in respect of the reliability and integrity of accounting policies and financial reporting and disclosure practices.

This function is carried out by reviewing the appropriateness of the accounting principles adopted in the composition and presentation of financial reports.

As a wholly-owned subsidiary of Burns Philp, Goodman Finance is also monitored by the Burns Philp Audit & Risk Committee.

External Auditor

KPMG has been appointed external auditor of Goodman Finance, commencing with the period ended 30 June 2003.

The external auditor is responsible for planning and carrying out a proper audit of Goodman Finance’s annual financial reports.

CORPORATE GOVERNANCE STATEMENT (Continued)

Internal control framework

The Burns Philp Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place for its subsidiaries, including Goodman Finance:

Financial monitoring and reporting

Burns Philp has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Burns Philp Board. Management and the Burns Philp Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.

Risk management

Burns Philp has implemented review procedures and designed management functions, which include finance, legal, taxation, environmental and human resources that work closely with operational and executive management in identifying and managing business risk.

Burns Philp has implemented global insurance arrangements with major international insurers which evaluate the economic balance between self retention of risks and risk transfer; the establishing, upgrading and monitoring of compliance with Burns Philp’s risk management standards and the development of contingency plans to manage potential business interruptions.

Internal controls

Burns Philp management assumes the primary responsibility for internal controls and takes responsibility for their internal control environment. Burns Philp has implemented a policy whereby each regional president and financial controller reports on a quarterly basis to the Burns Philp Chief Executive Officer and Chief Financial Officer and, on an exceptions basis to the Burns Philp Audit & Risk Committee on the operation and effectiveness of key internal controls. Any known deficiencies in internal controls are followed up and actioned by regional management. In addition, Burns Philp maintains an internal audit function to conduct internal audits and reviews of its Australian and New Zealand operations.

Ethical standards

All directors and employees of the Burns Philp Group are expected to act with the utmost integrity so as to enhance the reputation for fair and reasonable conduct of the Burns Philp Group. Burns Philp provides guidance to managers and employees through code of conduct policies.

Director dealings in company securities

It is Burns Philp policy that the time for any director or employee to buy or sell Burns Philp securities (which includes the Capital Notes) is limited to the four week period from the:

(a)	date of the Burns Philp annual general meeting;

(b)	release of the quarterly results announcement of Burns Philp to the Australian Stock Exchange Limited (ASX);

(c)	release of the half yearly results announcement of Burns Philp to the ASX;

CORPORATE GOVERNANCE STATEMENT (Continued)

(d)	release of the preliminary final results of Burns Philp to the ASX; or

(e)	release of a disclosure document offering equity securities in Burns Philp.

If a director or employee of Burns Philp or its subsidiaries is in possession of price sensitive information which is not generally available to the market, then he or she must not deal in Burns Philp securities at any time.

Directors of Burns Philp must obtain the approval of the Chairman of Burns Philp (or in the case of the Chairman, the Deputy Chairman or, where there is not a Deputy Chairman, the lead independent Director) before they buy or sell securities of Burns Philp or Goodman Finance.

First or second line reports of the Chief Executive Officer of Burns Philp must obtain approval before dealing.

All employees must notify Burns Philp within five business days of the transaction occurring.

In accordance with the Listing Rules of the ASX and the NZX and the provisions of applicable legislation the ASX, the NZX and the United States Securities and Exchange Commission (SEC) are advised within five business days of any transactions conducted by Directors of Burns Philp in the securities of Burns Philp, which includes the Capital Notes.

Equal access to material information

Burns Philp and Goodman Finance have procedures in place to enable all shareholders and investors to have equal access to company information and to ensure that all price sensitive information is disclosed to the ASX, the NZX and the SEC in accordance with the continuous disclosure requirements of applicable legislation and the Listing Rules of the ASX and the NZX. All information provided to the ASX, NZX and SEC is posted to the website of Burns Philp.

Financial Statements

GOODMAN FINANCE LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

			9 December 2002 to
		2004	30 June 2003
	Note	$	$
Total operating revenue	1	24,426,436	255,252
Total operating expenses	2,3	(23,058,359)	(1,770,572)

Operating surplus/(deficit) before income tax		1,368,077	(1,515,320)
Income tax benefit	4	48,590	—

Net surplus/(deficit) for the period		1,416,667	(1,515,320)

STATEMENT OF MOVEMENTS IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

			9 December 2002 to
		2004	30 June 2003
	Note	$	$
Total recognised revenues and expenses
Net surplus/(deficit) for the period		1,416,667	(1,515,320)
Contributions from owners
Shares issued	5	—	100

Movements in equity for the period		1,416,667	(1,515,220)
Equity at beginning of period		(1,515,220)	—

Equity at end of period		(98,553)	(1,515,220)

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

GOODMAN FINANCE LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

		2004	2003
	Note	$	$
CURRENT ASSETS
Cash balances	6	48,294	36,167,310
Receivables	7	11,987	—

		60,281	36,167,310
NON-CURRENT ASSETS
Receivables	7	206,851,174	171,945,528
Deferred debt issue costs	8	8,380,745	9,154,675

		215,231,919	181,100,203

TOTAL ASSETS		215,292,200	217,267,513

CURRENT LIABILITIES
Creditors	9	(1,423,432)	(6,282,733)

		(1,423,432)	(6,282,733)
NON-CURRENT LIABILITIES
Borrowings – Unsecured	10	(212,500,000)	(212,500,000)
Provision for deferred income tax	11	(1,467,321)	—

		(213,967,321)	(212,500,000)

TOTAL LIABILITIES		(215,390,753)	(218,782,733)

NET LIABILITIES		(98,553)	(1,515,220)

EQUITY
Attributable to the shareholder of the company	5	(98,553)	(1,515,220)

TOTAL EQUITY		(98,553)	(1,515,220)

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

GOODMAN FINANCE LIMITED
STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

		2004	9 December 2002 to
	Note		$30 June 2003
Net cash from operating activities
Cash provided from:
Interest income received		213,538	255,252
Receipt on transfer of tax losses		1,952,610	—

		2,166,148	255,252

Cash applied to:
Income tax paid		(40,206)	—
Interest paid		(21,371,128)	(2,008)
Other operating		(208,586)	(49,774)

		(21,619,920)	(51,782)

	12	(19,453,772)	203,470

Net cash used in investing activities
Cash applied to:
Repayments of loan from related party		21,817,322	—
Loans to related party		(32,965,075)	(171,945,528)

		(11,147,753)	(171,945,528)

Net cash from financing activities
Cash provided from:
Shares paid up		—	100
Proceeds from unsecured notes issued	10	—	212,500,000

		—	212,500,100

Cash applied to:
Debt issue costs paid		(5,517,491)	(4,590,732)

		(5,517,491)	207,909,368

Net (decrease)/increase in cash balances		(36,119,016)	36,167,310
Effect of exchange rates on cash balances		—	—

Total movement in cash balances		(36,119,016)	36,167,310

Cash balances at beginning of year
Bank		36,167,210	—
Cash on hand		100	—

		36,167,310	—

Cash balances at end of year			—
Bank	6	48,294	36,167,210
Cash on hand	6	—	100

		48,294	36,167,310

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

GOODMAN FINANCE LIMITED
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements presented are those of Goodman Finance Limited (Goodman Finance). Goodman Finance is a company domiciled in New Zealand and is registered under the Companies Act 1993. Goodman Finance is an issuer for the purposes of the Financial Reporting Act 1993 and its financial statements comply with that Act. The reporting currency used in the preparation of these financial statements is New Zealand dollars.

The financial statements comprise statements of the following: directors’ responsibility, significant accounting policies, financial performance, movements in equity, financial position and cash flows, as well as the notes to these financial statements.

Goodman Finance was incorporated on 9 December 2002. The comparative period is 9 December 2002 to 30 June 2003. There have been no changes in accounting policies. Goodman Finance is a wholly owned subsidiary of Burns, Philp & Company Limited.

Goodman Finance was incorporated to participate in the funding of the acquisition of Goodman Fielder by Burns Philp through the issue of Capital Notes.

Goodman Finance has reported a profit after tax of $1.417 million for the period (compared to a loss of $1.515 million for the period 9 December 2002 to 30 June 2003).

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

Accounting convention

The financial statements are based on the general principles of historical cost accounting. These financial statements have been prepared in accordance with generally accepted accounting practice (GAAP) in New Zealand. Where no financial reporting standard or statement of standard accounting practice exists in New Zealand in relation to a particular issue, the accounting policies adopted have been determined with regard to the group accounting policies of Burns Philp, which reports its financial information in accordance with Australian GAAP.

Estimates

The preparation of financial statements in conformity with GAAP requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interest revenue

Interest revenue is recognised in the statement of financial performance as it accrues on cash balances and other interest bearing receivables.

GOODMAN FINANCE LIMITED
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred debt issue costs

Ancillary costs incurred in connection with the raising of the subordinated Capital Notes are capitalised and amortised over the life of the borrowings.

Cash and cash equivalents

For the purpose of the statement of cash flows, cash comprises cash balances (net of bank overdrafts) and demand deposits.

Taxation

Income tax expense/benefit is recognised on the operating surplus/deficit before taxation adjusted for permanent differences between taxable and accounting income. Deferred tax is calculated using the comprehensive basis under the liability method. This method involves recognising the tax effect of all timing differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position. The future tax benefit or provision for deferred tax is stated at the income tax rates prevailing at balance date. Future tax benefits are not recognised unless realisation of the asset is virtually certain.

Unsecured Capital Notes

The unsecured subordinated Capital Notes are recognised in the statement of financial position at the issue price at the time they were issued, as a debt financial instrument. The interest expense is recognised in the statement of financial performance as it accrues.

Receivables

The collectibility of receivables is assessed at reporting date and specific provision is made for any doubtful amounts.

The non-current receivable is an interest bearing term loan with a subsidiary of the ultimate parent entity. Interest is accrued on a daily basis on the outstanding balance. Accrued interest is either settled in cash or capitalised into the outstanding loan balance. The term of the loan is to 29 July 2008, however the loan agreement provides that Goodman Finance can obtain repayment of a part or all of the loan on demand.

Other Creditors

Liabilities are recognised for amounts to be paid in the future for services rendered. Other creditors are typically settled within 60 days and do not bear interest.

Changes in accounting policies

Uniform accounting policies have been applied by Goodman Finance on a consistent basis throughout the year.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1. OPERATING REVENUE

Operating revenue comprises:

			9 December 2002
		2004	to 30 June 2003
	Note	$	$
Interest income:
Related parties		24,212,898	—
Other		213,538	255,252

		24,426,436	255,252

2. OPERATING EXPENSES

Operating expenses include:
			9 December 2002 to
		2004	30 June 2003
		$	$
Interest expense	3	22,784,548	1,718,790
Fees paid to KPMG:
- Audit fees		25,000	—
- Examination of covenant compliance		10,000	—
Bank charges		5,344	2,008
Legal fees		46,007	—
Secretarial & Consulting fees		237,234	—
Withholding tax (refund)/paid		(49,774)	49,774

		23,058,359	1,770,572

3. INTEREST EXPENSE

			9 December 2002 to
		2004	30 June 2003
		$	$
Interest on 9.75% 2008 Capital Notes		17,014,709	1,356,745
Interest on 9.95% 2011 Capital Notes		3,884,785	362,045
Amortisation of deferred debt issue costs		1,885,054	—

		22,784,548	1,718,790

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. TAXATION

		9 December 2002 to
	2004	30 June 2003
(a) Tax expense	$	$
Operating surplus/(deficit) before income tax	1,368,077	(1,515,320)
Permanent differences:
Resident withholding tax	(49,774)	—
Losses not recognised	—	1,515,320

Taxable income	1,318,303	—

Tax expense/(benefit) at 33%	435,040	—
Prior year adjustments:	—	—
- Recognition of prior year tax losses	(2,038,127)	—
- Recognition of deferred tax liability	1,554,497	—

Total income tax expense/(benefit)	(48,590)	—

Current tax	522,216	—
Deferred tax	(570,806)	—

	(48,590)	—

(b) Imputation credits
Balance at beginning of year	—	—
Income tax paid	151,256	—

Balance at end of year	151,256	—

5. EQUITY

	2004	2003
	$	$
Issued and paid up capital:
100 ordinary shares	100	100
Accumulated deficit	(98,653)	(1,515,320)

	(98,553)	(1,515,220)

All shares carry equal rights in respect of voting, dividend payments and distribution upon winding up.

6. CASH BALANCES

	2004	2003
	$	$
Cash balances:
Bank	48,294	36,167,210
Cash on hand	—	100

Total cash balances	48,294	36,167,310

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. RECEIVABLES

		2004	2003
	Note	$	$
Current receivables:
Tax receivables		11,987	—

		11,987	—

Non-current receivables:
Owing by wholly-owned subsidiary of the parent company	14	206,851,174	171,945,528

		206,851,174	171,945,528

8. DEFERRED DEBT ISSUE COSTS

	2004	2003
	$	$
Deferred cost	10,265,799	9,154,675
Less: Accumulated amortisation	(1,885,054)	—

	8,380,745	9,154,675

9. CREDITORS

	2004	2003
	$	$
Current:
Interest payable	1,247,156	1,718,790
Other creditors	115,000	4,563,943
Other creditors – wholly owned subsidiary of the parent company	61,276	—

	1,423,432	6,282,733

10. UNSECURED CAPITAL NOTES

	2004	2003
	$	$
2008 Capital Notes 9.75% p.a.	173,684,000	173,684,000
2011 Capital Notes 9.95% p.a.	38,816,000	38,816,000

	212,500,000	212,500,000

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

Goodman Finance has issued $212.5 million subordinated Capital Notes. These instruments are guaranteed by Burns Philp and certain of its wholly-owned subsidiaries. The subordinated Capital Notes and the guarantees are subordinated obligations of Goodman Finance and the guarantors, ranking behind all their other secured and unsecured liabilities. The subordinated Capital Notes were issued in two series, one series which has an initial election date of 15 December 2008 and bears an interest rate of 9.75% per annum and the other series which has an election date of 15 November 2011 and bears an interest rate of 9.95% per annum.

Upon the maturity of the subordinated Capital Notes, the subordinated Capital Notes may continue upon new terms (if this is proposed by Goodman Finance and if the note holder accepts the new terms) or, at either the noteholder or Goodman Finance’s discretion, may be redeemed in cash equal to the face value of the subordinated Capital Notes. Notwithstanding any election made by a noteholder, Goodman Finance may, in its sole discretion, elect to procure redemption of the Capital Notes by Burns Philp issuing ordinary shares in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, the subordinated Capital Notes and the New Zealand dollar equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale price of a Burns Philp share sold on the ASX during the period of 10 business days immediately prior to the election date (adjusted to eliminate the effect of any dividend entitlement or similar transaction reflected in the price but to which a noteholder would not be entitled).

11. PROVISION FOR DEFERRED TAX

	2004	2003
	$	$
Deferred taxation
Balance at beginning of year	—	—
Recognition of prior year adjustment	(1,554,497)	—
Current year movement recognised in the statement of financial performance	87,176	—

Balance at end of year	(1,467,321)	—

12. RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES

a)	The following is a reconciliation between the surplus (deficit) after income tax shown in the statement of financial performance and the net cash flow from operating activities.

		9 December 2002 to
	2004	30 June 2003
	$	$
Net surplus/(deficit) after income tax	1,416,667	(1,515,320)

Non-Cash Items:
Amortisation of deferred borrowing costs	1,885,054	—
Interest income	(24,212,898)	—
Movements in Working Capital:
(Increase) in current receivables	(11,987)	—
Decrease in non-current receivables	297,430	—
(Decrease)/increase in trade creditors	(295,359)	1,718,790
Increase in deferred tax liabilities	1,467,321	—

Net cash from operating activities	(19,453,772)	203,470

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

b)	During the current period borrowing costs of $157,576 were charged to Goodman Finance by a related party and are included in the intercompany loan with that party. There were no other significant non-cash financing and investing activities during the current period or prior periods.

13. RELATED PARTIES

(A)	Parent Company

The parent company of Goodman Finance is Burns Philp which holds 100% of the ordinary shares on issue.

(B)	Identity of Related Parties with whom material transactions have occurred

Note 14 identifies all entities that are related parties of Goodman Finance with whom transactions have taken place.

(C)	Types of Related Party Transactions

Goodman Finance has made a loan to a certain subsidiary of the parent company. Details are provided in note 14. As at 30 June 2004 the agreed interest rate charged on the loan was 11.45% as agreed between the two parties to the loan.

The amounts payable to related parties represent tax instalment payments made on behalf of Goodman Finance by other related parties.

14.	BALANCES WITH RELATED PARTIES

	2004	2003
	$	$
Amounts receivable:
BPC1 Pty Limited	—	171,945,528
GF Finance (NZ) Ltd	206,851,174	—
Amounts payable:
Burns Philp (New Zealand) Limited	61,276	—

In addition to the above balances and the disclosure in Note 12(b), during the year Goodman Finance received cash payments of $1,952,610 in relation to the transfer of tax losses to related parties. This comprised amounts received from the Burns Philp New Zealand Consolidated Group and the Goodman Fielder New Zealand Consolidated Group.

15.	CONTINGENT LIABILITIES

Goodman Finance is a guarantor in respect of certain senior debt facilities of the Burns Philp Group. As at 30 June 2004 these facilities included the A$1.3 billion secured Senior Funding Facility, the US$270 million secured Senior Funding Facility, the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	CONTINGENT LIABILITIES (Continued)

Amounts owing under secured senior funding facilities of the Burns Philp Group are secured on a senior ranking basis whereby major asset owning companies in the Burns Philp Group granted security over their assets in favour of a Security Trustee. The security comprises guarantees from Burns Philp’s major operating subsidiaries and security over most of the assets of the guarantor subsidiaries. At 30 June 2004 senior indebtedness of the Burns Philp Group consisted of NZ$1,736.8 million (equivalent) drawn under the secured senior credit facilities.

The Senior Subordinated Notes are fully and unconditionally guaranteed on an unsecured senior subordinated, joint and several basis by the Burns Philp Group, including Goodman Finance. The Senior Notes are fully and unconditionally guaranteed on an unsecured senior, joint and several basis by the Burns Philp Group, including Goodman Finance. At 30 June 2004 the Burns Philp Group had approximately NZ$636.9 million outstanding under the US$400 million 9.75% Senior Subordinated Notes due 2012, approximately NZ$334.4 million outstanding under the US$210 million 10.75% Senior Subordinated Notes due 2011 and approximately NZ$159.2 million outstanding under the US$100 million 9.5% Senior Notes due 2010.

The Subordinated Capital Notes are subordinated obligations of Goodman Finance, ranking behind all other secured and unsecured liabilities of Goodman Finance, including the contingent liabilities referred to above.

16.	FINANCIAL INSTRUMENTS

Exposures to various risks may arise in the normal course of Goodman Finance’s business. Derivative financial instruments can be used as a means of reducing exposure to fluctuations in foreign exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects of the items being hedged.

There were no derivative financial instruments outstanding as at balance sheet date.

Foreign Currency Risk

Foreign currency risk is the risk that the value of Goodman Finance’s assets and liabilities will fluctuate due to changes in foreign exchange rates. At balance sheet date Goodman Finance is not exposed to currency risk, as all assets and liabilities of Goodman Finance are held in its functional currency, being the New Zealand dollar.

Interest Rate Risk

Interest rate risk is the risk that Goodman Finance’s assets and liabilities will fluctuate due to changes in market interest rates. At balance sheet date Goodman Finance has certain interest bearing financial instruments. These are detailed below in the Repricing Analysis note.

Fair Values of Financial Assets and Liabilities

As at 30 June 2004, the fair value of the listed Capital Notes was $214.7 million (2003: $212.5 million). The carrying value of all other financial assets and liabilities approximates the respective fair value.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

16.	FINANCIAL INSTRUMENTS (Continued)

Repricing Analysis

The following table identifies the effective interest rates of the financial assets and financial liabilities of Goodman Finance and its repricing or maturity periods, whichever is earlier.

	EFFECTIVE
	INTEREST		6 MONTHS	6 - 12	1 -2			NON-INTEREST
2004	RATE P.A.	TOTAL	OR LESS	MONTHS	YEARS	2 – 5 YEARS	>5 YEARS	BEARING
Financial assets
Cash balances	5.00%	48,294	48,294	—	—	—	—	—
Receivable	—	11,987	—	—	—	—	—	11,987
Owing by subsidiary of ultimate parent company	11.45%	206,851,174	—	—	—	206,851,174	—	—

Total financial assets		206,911,455	48,294	—	—	206,851,174	—	11,987

Financial liabilities
2008 Capital Notes	9.75%	(173,684,000)	—	—	—	(173,684,000)	—	—
2011 Capital Notes	9.95%	(38,816,000)	—	—	—	—	(38,816,000)	—
Creditors and borrowings	—	(1,423,432)	—	—	—	—	—	(1,423,432)

Total financial liabilities		(213,923,432)	—	—	—	(173,684,000)	(38,816,000)	(1,423,432)

Net financial position		(7,011,977)	48,294			33,167,174	(38,816,000)	(1,411,445)

2003
Financial assets
Cash balances	5.00%	36,167,310	36,167,310	—	—	—	—	—
Owing by subsidiary of ultimate parent company	—	171,945,528	—	—	—	—	—	171,945,528

Total financial assets		208,112,838	36,167,310	—	—	—	—	171,945,528

Financial liabilities
2008 Capital Notes	9.75%	(173,684,000)	—	—	—	(173,684,000)	—	—
2011 Capital Notes	9.95%	(38,816,000)	—	—	—	—	(38,816,000)	—
Creditors and borrowings	—	(6,282,733)	—	—	—	—	—	(6,282,733)

Total financial liabilities		(218,782,733)	—	—	—	(173,684,000)	(38,816,000)	(6,282,733)

Net financial position		10,669,895	36,167,310			(173,684,000)	(38,816,000)	165,662,795

Credit Risk

Credit risk is the risk that the counterparty to a transaction with Goodman Finance will fail to discharge its obligations, causing Goodman Finance to incur a financial loss. At balance sheet date the majority of receivables were due from related parties.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS (Continued)

16.	FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that Goodman Finance will encounter difficulty in raising funds at short notice to meet its financial commitments as they fall due. Goodman Finance has internal limits in place in order to reduce the exposure to liquidity risk, as well as having access to lines of credit from related parties.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed.

17.	SEGMENT REPORTING

Goodman Finance is a special purpose vehicle that was formed to provide funding in connection with the takeover of Goodman Fielder in 2003. It does not operate in any specific industry or geographical segment.

GOODMAN FINANCE LIMITED
DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors are responsible for preparing the financial statements and ensuring that they comply with New Zealand generally accepted accounting practice and give a true and fair view of the financial position of Goodman Finance as at 30 June 2004 and the results of its operations and cash flows for the period ended on that date.

The Directors consider that the financial statements of Goodman Finance have been prepared using appropriate accounting policies which have been consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The Directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of Goodman Finance and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The Directors consider that they have taken adequate steps to safeguard the assets of Goodman Finance and to prevent and detect fraud and other irregularities. Internal control procedures are also considered to be sufficient to provide a reasonable assurance as to the integrity and reliability of the financial statements.

The Directors are pleased to present the financial statements of Goodman Finance for the year ended 30 June 2004.

For and on behalf of the Board of Directors:

/S/ THOMAS DEGNAN	/S/ ALLEN HUGLI

Thomas Degnan	Allen Hugli
Director	Director

GOODMAN FINANCE LIMITED
REPORT OF THE AUDITORS

To the shareholders of Goodman Finance Limited

We have audited the financial statements on pages 16 to 29. The financial statements provide information about the past financial performance and financial position of Goodman Finance as at 30 June 2004. This information is stated in accordance with the accounting policies set out on pages 19 and 20.

Directors’ responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of Goodman Finance as at 30 June 2004 and the results of its operations and cash flows for the financial period ended on that date.

Auditors’ responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relating to the amounts and disclosures in the financial statements. It also includes assessing:

•	the significant estimates and judgements made by the Directors in the preparation of the financial statements;

•	whether the accounting policies are appropriate to Goodman Finance’s circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

•	proper accounting records have been kept by Goodman Finance as far as appears from our examination of those records;

•	the financial statements on pages 16 to 29:

•	comply with New Zealand generally accepted accounting practice;

•	give a true and fair view of the financial position of Goodman Finance as at 30 June 2004 and the results of its operations and cash flows for the year ended on that date.

Our audit was completed on 10 September 2004 and our unqualified opinion is expressed as at that date.

/S/ KPMG

KPMG

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED
(Registrant)

Date September 10, 2004	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer